Media Release
Planegg/Munich, Germany, January 9, 2023

MorphoSys Expects Topline Data from Phase 3 Study of Pelabresib in Myelofibrosis in Early 2024

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that topline data from the ongoing Phase 3 MANIFEST-2 study – a global, randomized, double-blind clinical trial exploring pelabresib, an investigational BET inhibitor, in combination with ruxolitinib as a first-line treatment for patients with myelofibrosis – are expected to be available in early 2024. The company previously communicated that these data were expected in the first half of 2024. Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys, will provide further updates on the pelabresib program and the rest of the company’s oncology pipeline at the 41st Annual J.P. Morgan Healthcare Conference on Wednesday, January 11, 2023, at 5:15 p.m. Pacific Standard Time in San Francisco, CA.
“For patients with myelofibrosis, depth and durability of responses are limited with current first-line therapy. The latest Phase 2 data suggest pelabresib may have the potential to enhance the standard of care, reaffirming our confidence in the Phase 3 MANIFEST-2 study,” said Jean-Paul Kress. “We look forward to providing further updates on the pelabresib program and our other clinical programs during the J.P. Morgan Healthcare Conference.”
To view and listen to a live webcast of the presentation, visit MorphoSys’ website at https://www.morphosys.com/en/investors. The presentation and a replay of the webcast will also be available on the company’s website.
About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Myelofibrosis
Myelofibrosis is a type of bone marrow cancer that causes extensive scarring in the bone marrow, which disrupts the body’s normal production of healthy blood cells. The result is a reduction in red blood cells, which can cause weakness and fatigue, and in platelets, which increases the risk of bleeding due to deficient clotting. Myelofibrosis often causes an enlarged spleen, significantly impacting a patient's quality of life. It is most often diagnosed in people older than 50 and can occur on its own (called primary myelofibrosis) or because of another bone marrow disorder.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, randomized Phase 3 clinical trial with pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. A key secondary endpoint of the study is a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys
Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com